FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

May/08 – Same-store sales increase by 12.1%

São Paulo, Brazil, June 16, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its May 2008 sales performance (unaudited preliminary figures). The information presented below was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In May, Grupo Pão de Açúcar’s gross sales totaled R$ 1,708.3 million, 24.9% up year-on-year, while net sales climbed 28.2% to R$ 1,478.8 million.

In the same-store concept, gross sales moved up 12.1% year-on-year and net sales by 15.4% . Two main factors made a positive contribution to this performance: (i) the calendar effect (the Corpus Christi holiday and one Friday and Saturday more than in the same period in 2007), which had an impact of around 250 basis points; and (ii) the increase in the average ticket. Additionally, even excluding the calendar effect, the number of tickets was higher in the period, continuing the positive trend registered in the beginning of the year.

In year-to-date terms, same-store gross and net sales increased by 6.4% and 7.9% y-o-y, respectively.

Also under the same-store concept, food sales climbed 12.4% y-o-y, with perishables and grocery recording similar growth. Non-food products moved up 11.3%, pushed by electronic goods, which continued to record double-digit expansion.

Note: "Same store" sales include stores in operation for at least 12 months.

Since November 2007, the "total stores" concept has included Assai's sales.
GRUPO PÃO DE AÇÚCAR

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
Daniela Sabbag
Investor Relations
Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 16, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.